June 9, 2006

Fumihiro Kozato
President and Chief Executive Officer
Techwell, Inc.
408 East Plumeria Drive
San Jose, CA 95134

       Re: **Techwell, Inc.**
             Amendment No. 5 to Registration Statement on Form S-1
             Filed June 2, 2006
             File No. 333-130965

Dear Mr. Kozato:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please revise the fee table to reflect the current size of your offering.

The Offering, page 4

2.   Please reconcile the numbers added on this page with the numbers added on page 77.

Selling Stockholders, page 77

3.   We note your response to our prior comment 8 regarding a selling stockholder who is an affiliate of an NASD member. Please disclose whether the seller purchased in the ordinary course of business, and at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

4.   We note from your response to comment 6 that you sold some of the offered shares after you filed your registration statement. Please provide us your detailed analysis of how it was consistent with Section 5 of the Securities Act to privately sell those shares while you were they were also part of a public offering.

Directed Share Program, page 91

5.   We will continue to evaluate your response to our prior comment 10 after you address the following:

- We note that in August 2005, Mr. Kimball expressed an interest on behalf of TCV to discuss participation in the IPO. Please specifically explain what response was given to that indication of interest.

- Please provide us a copy of the 2003 letter agreement.

Exhibit 5

6.   Please reconcile the statement in the exhibit that the 825,000 over-allotment shares are included in the 2,540,225 shares being offered by Techwell with the disclosure in the prospectus that the over-allotment is in excess of the 2,540,225 shares.

7.   We note that the opinion is conditioned on the securities being sold in accordance with the resolutions adopted by your board of directors. Please tell us how and why those resolutions differ from the disclosure in the registration statement. If there are no differences, please tell us why the condition is necessary given that counsel has also conditioned the opinion on the sale being consistent with the registration statement.

8.   We note your opinion's limitation to "the General Corporation Law of the State of Delaware." Please have your counsel confirm to us in writing, and file their written confirmation as correspondence on the EDGAR system, that they concur with our understanding that the reference and limitation to "the General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial opinions interpreting these laws. Please see Section VIII, part 14 of the Current Issues Outline available at http://www.sec.gov/pdf/cfcr112k.pdf.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

You may contact Tara Harkins at (202) 551-3639 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: James J. Masetti, Esq.